25 Eastmans Road
Parsippany, New Jersey 07054

November 23, 2010

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549

RE:	Wireless Telecom Group, Inc. (the “Company”)
Form 10-K for year ended December 31, 2009
Filed April 15, 2010
File No. 1-11916

Dear Mr. Vaughn:

We have reviewed your comment letter dated October 26, 2010 in reference to the Company’s annual report on Form 10-K for the year ended December 31, 2009 and have responded by the extended deadline date of November 23, 2010 as granted by the Securities and Exchange Commission. We have given careful consideration to each of your comments and have respectfully provided our response to your comments on a point-by-point basis as follows:

Form 10-K for year ended December 31, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition page 15

Valuation of Goodwill, page 17

1.

We note that the market value of your equity is significantly below your book value of equity at December 31, 2009 and June 30, 2010, which may be an indication that your remaining goodwill balance is impaired. Please tell us how many reporting units you have identified and the amount of goodwill allocated to each reporting unit.

Registrant response

The Company operates in one business segment and has four reporting units. Goodwill of $1,351,392 is the result of a 2001 acquisition associated the reporting unit, Microlab, which is a wholly owned subsidiary of the Company.

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn
Securities and Exchange Commission
Page 2

2.	Further to the above, for any reporting units in which the fair value of that reporting unit is not substantially in excess of carrying value, please revise future filings to disclose the following:

	•	Percentage by which fair value exceeded carrying value as of the date of your most recent impairment test;
	•	Amount of goodwill allocated to the reporting unit;
	•	Description of the valuation methods and key assumptions used and how the key assumptions were determined;
	•	Discussion of the degree of uncertainty associated with the key assumptions;
	•	Descriptions of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Registrant response

The Company will revise future filings to disclose the items set forth above as conditions or circumstances change.

The Company performs an annual impairment review of its goodwill, which included obtaining a 3rd party valuation report. As of December 31, 2009, the third party valuation report indicated that fair market value of Microlab exceeded its carrying value by 41%. Based on the valuation report, the historical positive performance of Microlab coupled with consistent positive cash flow, management has determined that there is no impairment to the goodwill of Microlab at December 31, 2009.

Results of Operations, page 17

Year Ended December 31, 2009 Compared to 2008, page 17

3.

We note that your revenues declined as the result of weakened demand due to the general decline in the economy. Please revise future filings to provide a more detailed discussion of the material changes in your sales that provides users with information relevant to an assessment of your financial condition and results of operations. In accordance with Item 303(A)(3)(iii) of Regulation S-K, please revise the discussion of sales in future filings to quantify the impact of prices and volume on your sales.

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn
Securities and Exchange Commission
Page 3

Registrant response

The Company will revise future filings to disclose in greater detail any material changes in the Company’s sales and will quantify the impact of pricing and volume on sales in accordance with Item 303(A)(3)(iii) of Regulation S-K.

4.

Please tell us and revise future filings to clarify how “product mix sold” impacts your gross profit. For example, clarify the margins of the products you sell and how the relative amounts of each product type sold impacted your gross profit. Quantify if possible.

Registrant response

The Company will revise future filings to clarify how “product mix sold” impacts the gross profit of the Company.

The Company’s products consist of several models with varying degrees of capabilities which can be customized to meet particular customer requirements. Prices of products range from approximately $100 to $100,000 per unit, with most sales occurring between $2,000 and $35,000 per unit. The Company’s overall gross margin of most products ranges between 45% and 52%. The Company can experience variations in gross profit based upon the mix of these products sold, as well as variations due to revenue volume and economies of scale.

Item 10. Directors and Executive Officers, page 23

5.

In your future filings, please clarify the principal occupation and employment of each of your directors and nominees during the past five years. In this regard, the nature of the business conducted by the “capital investment fund” where Mr. Garrity serves is unclear.

Registrant response

The Company will revise future filings to clarify the principal occupation and employment of each of our directors and nominees during the past 5 years and the nature and business conducted by the “capital investment fund” that Mr. Garrity serves on.

Item 11. Executive Compensation, page 23

6.

With a view towards amended disclosure, please tell us how you compiled with Item 402(n)(2)(vi) and (r)(2)(iv) of Regulation S-K as amended by Section II.A.2 of Securities Act Release No. 9089 (December 16, 2009), given your disclosure in the footnotes to your summary and director compensation tables on pages 18 and 22 that

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn
Securities and Exchange Commission
Page 4

the amounts in the tables reflect the amounts recognized for financial statement reporting purposes. Also, given your disclosure that the exercisability of the options is performance based, please also tell us how you compiled with Instruction 3 to Item 402(n)(2)(v) and (vi) of Regulation S-K, or amend accordingly.

Registrant response

The Company did not issue any service based options in 2009, however, the Executive Compensation tables on pages 18 and 22 of the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 30, 2010 include the fair market value of previously issued options that have vested in the current year. Accordingly, with respect to Item 402(n) (2) (vi) and (r) (2) (iv) of Regulation S-K as amended by Section II.A.2 of Securities Act release No. 9089 (December 16, 2009), the items in the table related to stock option grants should be zero for 2009. In addition, there were contingent performance based options granted in 2009 of which the likelihood of vesting was considered remote and therefore have not been included in the Executive Compensation table for 2009 in compliance with Instruction 3 to Item 402(n)(2)(v) and (vi) of Regulation S-K.

The Company has disclosed in footnote No. 8 to the financial statements included in its annual report on Form 10-K for the fiscal year ended December 31, 2009 that the unearned compensation related to Company granted service based incentive stock options of $252,369 will continue to be amortized over the next two years. The Company also disclosed in footnote no. 8 that the fair value, and unamortized amount, of performance based options granted by the Company as of December 31, 2009 is $430,360, this unearned compensation will not be recognized until certain performance conditions are achieved and, there is currently a remote probability that the conditions will be achieved for these options to vest.

As it is close to the end of the Company’s fiscal year and the Company will shortly be preparing the executive compensation section of its annual report on Form 10-K for the fiscal year ending December 31, 2010, the Company respectfully requests that, rather than amending the disclosure in the annual report on Form 10-K for the fiscal year ended December 31, 2009, it revise the executive compensation disclosure in future filings in order to comply with Item 402(n)(2)(vi) and (r)(2)(iv) of Regulation S-K as amended by Section II.A.2 of Securities Act release No. 9089 (December 16, 2009) and Instruction 3 to Item 402(n)(2)(v) and (vi) of Regulation S-K.

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn
Securities and Exchange Commission
Page 5

Item 15. Exhibits and Financial Statement Schedules, page 24

7.	We note that you filed Exhibit 10.12 pursuant to Regulation S-K Item 601(b)(10) rather than (b)(2). Therefore, please refile the agreement with all attachments.

Registrant response

In response to the Staff’s comment, the Company will (i) file a Form 10-K/A with a revised exhibit list that includes the Asset Purchase Agreement, dated as of April 9, 2010, by and among the Company, Willtek Communications GmbH, Willtek Communications SARL, Willtek Communications, Inc., Aeroflex Incorproated, Aeroflex Wichita, Inc., Aeroflex GmbH and Aeroflex SAS (the “Willtek Exhibit”) as Exhibit 2.1 rather than Exhibit 10.12 and (ii) re-file a copy of the Willtek Exhibit with such Form 10-K/A.

Signatures, page 26

8.	In future applicable filings, please indicate which individual is signing in the capacity of principal accounting officer or controller.

Registrant response

In future filings, the Company will indicate which individual is signing in the capacity of principal accounting officer or controller.

With respect to the annual report on Form 10-K for the fiscal year ended December 31, 2009, Mr. Paul Genova signed as the Chief Executive Officer and the Chief Financial Officer. In September 2010, the board of directors approved the appointment of Mr. Robert Censullo as Acting Chief Financial Officer. Mr. Censullo will be the individual signing in the capacity of principal financial officer of the Company in future filings.

Note 1 – Description of Company and Summary of Significant Accounting Policies, page F-8

Concentrations of Credit Risk and Fair Value, page F-8

9.

We note your disclosures regarding the fair value of your financial instruments. Please revise future filings to provide all of the applicable disclosures required by paragraph 820-10-50-2 of the FASB Accounting Standards Codification.

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn
Securities and Exchange Commission
Page 6

Registrant response

The Company will revise future filings and provide all applicable disclosures required by paragraph 820-10-50-2 of the FASB Accounting Standards Codification related to the fair value of financial instruments.

Note 9 – Operational Information and Export Sales, page F-21

10.

We note your disclosures of revenues by region. Please revise future filings to separately disclose revenues attributed to the United States (country of domicile). In addition, if revenues from any individual foreign country are material, please also revise to separately present those revenues. Finally, revise future filings to disclose your basis for attributing revenues from external customers to individual countries. Refer to paragraph 280-10-50-41a of the FASB Accounting Standards Codifications.

Registrant response

The Company will revise all future filings to separately disclose revenues attributed to the United States as well as any individual foreign countries that are material to the financial statements. The Company will also revise future filings to disclose the basis for attributing revenues from external customers to individual countries in accordance with paragraph 280-10-50-41a of the FASB Accounting Standards Codifications.

11.	As appropriate, please also revise future filings to provide the disclosures required by paragraph 280-10-50-41b of the FASB Accounting Standards Codification.

Registrant response

The Company will revise future filings to disclose any material long-lived assets located in foreign countries in which the Company holds assets as circumstances change. As of December 31, 2009, there were no material long-lived assets located in any foreign country.

Note 11 – Income Taxes, page F-23

12.

We note that you recorded a significant income tax benefit in 2009. It appears that this benefit was due to a loss on the outside basis in Willtek. Please explain to us in greater detail the nature of the income tax benefit. In this regard, it appears that the related income tax benefit was allocated primarily to continuing operations. Explain how you considered the guidance in Topic 740-20 of the FASB Accounting

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn
Securities and Exchange Commission
Page 7

Standards Codification in concluding that such benefit should be recorded as continuing operations.

Registrant response

On July 5, 2005, the Company acquired 100% of the stock of Willtek Communications, GMBH for approximately $21.5 million and guaranteed the obligations of Willtek owed to a creditor in the principal amount of approximately $5 million.

Willtek had substantial profits in 2007. During 2007 and the first quarter of 2008, the Company was optimistic about Willtek’s prospects and the potential for the Willtek business. Despite the business projections, in the latter part of 2008, Willtek suffered a series of financial setbacks due in large part to the global financial crisis and by the close of its 2008 taxable year it was insolvent.

During the fourth quarter of 2008, significant changes in assumptions and estimates with respect to future revenue and cash flows for Willtek occurred. These changes resulted in goodwill and intangible assets impairment charges for financial accounting purposes of approximately $33 million, which was recorded as a non-cash operating expense in the fourth quarter of 2008 and represented a 100% write-down of the goodwill and intangible assets associated with the acquisition. This resulted in the creation of a deferred tax asset due to the difference of the outside and inside basis of Willtek. A full valuation allowance was placed on this deferred tax asset in 2008.

Willtek’s adverse economic situation continued into 2009 and in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2009 the Company stated it was considering liquidation or a sale of some or all of the Willtek assets. In the fourth quarter of 2009, management made a decision to dispose of Willtek and in that regard obtained a tax opinion from legal counsel stating the worthlessness of the Company’s equity investment in Willtek could be claimed as a tax deduction for the tax year 2009. As a result, the deferred tax asset resulting from the difference in the inside and outside basis of Willtek that was first set up in 2008 was now realizable and accordingly the Company recognized a tax benefit through an adjustment of the valuation allowance in 2009.

Management considered the guidance in Topic 740-20 of the FASB Accounting Standards Codification in determining how to allocate the tax benefit between continuing and discontinued operations.

Management concluded that the tax benefit from the write-off of the Company’s stock investment in Wiltek should be part of continued operations, while all the operating losses in Wiltek, including the write-off of previous advances made by the Company to Wiltek, and those related tax effects, would be considered as discontinued operations. In addition, management considered other factors such as; the tax benefit recognized in 2009 was the result of a tax opinion letter stating that the Company could make a “write-off of worthless stock deduction” for tax purposes in 2009 and, the realization of the tax benefit in 2009 was a result of a change in the estimated valuation allowance, as the tax benefit resulting from the difference in the inside and outside basis of the Company’s stock investment was fully reserved for in 2008.

Management believes the guidance in Topic 740-20 relating to the allocation of the tax benefit resulting from a difference in the inside and outside basis of a subsidiary, between continuing and discontinuing operations, is subject to judgment and interpretation based on individual circumstances.

Management decided to reflect the tax benefit resulting from the “write-off of worthless stock” as continuing operations and to provide full disclosure of this treatment in its financial statements. In this regard, footnote No. 11 to the Company’s 2009 financial statements disclosed both the total amount of the benefit and the per share amount that is included in earnings/loss per share from continuing operations. Management discussed the classification of this tax benefit with the Company’s Audit Committee and Independent Auditors.

In the 2009 federal income tax return that was filed in 2010, the Company claimed a deduction for the worthlessness of the Willtek stock investment.

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn
Securities and Exchange Commission
Page 8

Note 12 – Commitments and Contingencies, page F-26

Warranties, page F-25

13.

We note your disclosure here that costs related to your warranties have been ‘minimal.’ We separately note your disclosure on page F-18 that the warranty accrual has increased from $75,000 at December 31, 2008 to $315,000 at December 31, 2009. Please explain to us the reasons for the increase in the warranty accrual.

Registrant response

Historically, warranty expense within the Company has been minimal. In 2009, there was a onetime increase of $240,000 in warranty costs due to potential rework of a specific product shipped in 2008. This product is no longer being produced at the specifications it was shipped at and this amount represents the maximum potential warranty for all product shipped.

14.

Further to the above, revise future filings to provide the disclosures required by paragraph 460-10-50-8© of the FASB Accounting Standards Codification or otherwise revise future filings to clearly explain why such disclosure is not required.

Registrant response

The Company will revise future filings and provide any cumulative changes in the warranty accrual on a product specific basis in accordance with paragraph 460-10-50-8© of the FASB Accounting Standards Codification.

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn
Securities and Exchange Commission
Page 9

Environmental Contingencies, page F-26

15.

We note your disclosure that you are currently responsible for a ground water management plan. If it is at least reasonably possible that his matter could have a material negative impact on your financial statements, please revise your disclosures in future filings to disclose the range of possible loss. If no such estimate of the range of possible loss can be made, revise future filings to clearly disclose that fact and the reasons why such estimate cannot be made. Refer to paragraph 450-20-50-3 and 4 of the FASB Accounting Standards Codification.

Registrant response

The Company will revise future filings as necessary in accordance with paragraphs 450-20-50-3 and 4 of the FASB Accounting Standards Codification. The Company is currently monitoring the ground water under a plan agreed to by the New Jersey Department of Environmental Protection. Based on improvements in groundwater conditions over time management believes there is a remote likelihood that this matter could have a material negative effect on the Company’s financial statements. The Company will continue to monitor the ground water in this site until the NJDEP no longer requires this activity.

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn
Securities and Exchange Commission
Page 10

We respectively submit the above responses to your letter dated October 26, 2010. In doing so, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any questions or comments concerning this letter or desire any further information or clarification in respect of our responses, please do not hesitate to contact me at telephone number (973) 386-9696 extension #4124.

Sincerely,

/s/ Paul Genova

Paul Genova
Chief Executive Officer
Wireless Telecom Group, Inc.

CC:	Eric Atallah, Staff Accountant; Securities and Exchange Commission
Louis Rambo, Staff Attorney; Securities and Exchange Commission
Geoff Kruczek, Reviewing Attorney; Securities and Exchange Commission
Robert H. Cohen, Esq. – Greenberg & Traurig; Outside Counsel
John Haslbauer – PKF; Independent Auditors
Joseph Garrity – Audit Committee Chairman; Wireless Telecom Group, Inc.
Robert Censullo – Acting Chief Financial Officer; Wireless Telecom Group, Inc.